NEWS RELEASE

Canarc Closes $0.69 M Private Placement Financing and Extends Warrants

Vancouver, Canada – September 22, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has closed the first tranche of its previously announced private placement equity financing.

The first tranche of the private placement consisted of 11,498,886 units priced at CAD$0.06 each for total proceeds of CAD$689,933. Each unit is comprised of one common share and one-half share purchase warrant.   Each warrant entitles the holder to purchase one additional share at Cdn$0.08 for a three year period. A total of CAD$32,674 and 594,844 broker warrants as finders’ fees will be paid to arms-length parties for placing a portion of the financing. The shares and units are subject to a four-month plus one day hold period from the closing date of the private placement. The net proceeds of the unit private placement will be used for working capital purposes.

With the close of this equity financing, the Company is now working to complete the definitive agreement (“Agreement”) with Marlin Gold Mining Ltd. (“Marlin”) (TSX.V: MLN) whereby Canarc will acquire 100% of the shares in Marlin’s wholly owned subsidiary company, Oro Silver Resources Ltd., which owns the fully permitted El Compas Gold-Silver Mine Project in Zacatecas, Mexico.

The final tranche of previously announced private placement in the amount of CAD$100,000 will be subscribed by Marlin in conjunction with the signing of the Agreement expected to complete on or about September 30, 2015.

Warrants Extension

The Company also wishes to announce that, it will, effective Tuesday, October 6, 2015, extend the expiry period of a total of 18,580,248 warrants by a period of eighteen (18) months. The warrants were issued pursuant to two private placements as announced by news releases on January 31, March 18, and April 3, 2014. The Company will not be extending the expiry date of 951,250 warrants issued under those private placements that are held by insiders. The Company will not be repricing any of the warrants. Upon completion, the material terms of the extended warrants will be as follows:

Number of Warrants	Exercise Price	Original Grant Date	Original Expiry Date	New Expiry Date
8,450,000	$0.10	January 31, 2014	January 31, 2016	July 31, 2017
5,915,773	$0.15	March 18, 2014	March 18, 2017	September 18, 2018
4,214,475	$0.15	April 3, 2014	April 3, 2017	October 3, 2018
18,580,248	Total

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This news release contains 'forward-looking statements' within the meaning of applicable securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to statements regarding the expected results and timing for the development and exploitation of any mineral resources. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while based on management's expectations and considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's public disclosure documents on SEDAR at www.sedar.com. As a result, readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release. Unless required by law, Marlin has no intention to and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.